Effective at the close of business on March 18, 2005, the Fund acquired the net assets of SouthTrust Bond Fund in a tax-free exchange for Class I shares of the Fund. Shares were issued to SouthTrust Bond Fund shareholders at an exchange ratio of 0.95 for Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $1,887,663. The aggregate net assets of the Fund and SouthTrust Bond Fund immediately prior to the acquisition were $4,404,041,688 and $111,341,321, respectively. The aggregate net assets of the Fund immediately after the acquisition were $4,515,383,009.